UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From              to

Commission File Number 1-8520

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TERRA INDUSTRIES INC.

TERRA CENTRE

600 FOURTH STREET

P.O. BOX 6000

SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	4
Notes to Financial Statements	5-9

(b) Supplemental Schedules

Schedule of Assets Held for Investment Purposes at End of Year	10

(c) Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm	11

(d) Signatures

Signatures	12

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Administrator of the

Terra Industries Inc.

Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Terra Industries Inc. Employees’ Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2004

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Terra Industries Inc. Common Stock Fund	$11,408,893	$6,335,533
Mutual Funds	49,131,006	39,125,855
Loans to participants	2,565,280	2,462,933

Total investments	63,105,179	47,924,321

Receivables:
Employer contributions	—	43,938
Participant contributions	122,341	131,786
Securities sold	32,198	500

Total assets	63,259,718	48,100,545

LIABILITIES:
Securities purchased	(110,333)	(1,942)

Net assets available for benefits	$63,149,385	$48,098,603

See accompanying notes to the financial statements.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets attributed to:
Investment gain (loss):
Dividends and interest	$478,624	$535,606
Net appreciation (depreciation) in fair value of investments	15,079,020	(16,373,075)

Total investment gain (loss)	15,557,644	(15,837,469)
Contributions:
Employer	771,585	1,395,364
Participant	2,549,351	2,451,641

Total contributions	3,320,936	3,847,005

Total	18,878,580	(11,990,464)

Deductions from net assets attributed to:
Benefit payments	3,781,598	7,030,888
Administrative expenses	46,200	19,355

Total deductions	3,827,798	7,050,243

Net increase (decrease)	15,050,782	(19,040,707)
Net assets available for benefits:
Beginning of year	48,098,603	67,139,310

End of year	$63,149,385	$48,098,603

See accompanying notes to the financial statements.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

A.	DESCRIPTION OF PLAN

The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (Terra) and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is administered by the Benefits Committee (the Committee) of the Company.

Participation – All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service. Participation in the Plan is voluntary.

Participants’ Accounts – Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions and an allocation of fund earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. A participant’s benefit is limited to the amount that can be provided from the participant’s account, subject to vesting requirements.

Trustee – In September 2002, the Plan sponsor changed trustees of the Plan to Wells Fargo Bank, N.A. The change included transfer of all previous investments in mutual funds to new mutual funds. The Plan’s investment in Terra Industries Inc. common stock was transferred to a mutual fund, the Terra Industries Inc. Common Stock Fund, which is targeted to consist of 95% of common stock of Terra Industries Inc. and 5% cash.

Employee Contributions – In 2002, participants earning $90,000 or less in 2001 could elect to contribute up to 25% of annual compensation on a before-tax or after-tax basis, or a combination of both. The maximum combined deferral on a before-tax and after-tax basis is 25%. In 2003, participants who earned $90,000 or less in 2002 could elect to contribute up to 25% of annual compensation on a before-tax or after-tax basis, or a combination of both. In 2003, participants who earned more than $90,000 in 2002, could contribute up to 8% of their annual compensation on a combined before-tax and after-tax basis.

The maximum participant before-tax contribution was $12,000 and $11,000 in 2003 and 2002, respectively. Participants over the age of 50 are also allowed to make catch-up contributions, which could not exceed $2,000 and $1,000 in 2003 and 2002, respectively.

Participants may elect to invest their contributions in one or more of the eleven available participant directed investment options.

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Employer Contributions – The Company contributed an amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation in 2002 and the first half of 2003. The Company suspended matching contributions for payroll periods ending after July 1, 2003. The matching contributions were resumed for payroll periods ending on or after January 1, 2004. Employees hired on or after July 1, 2003, or rehired on or after August 1, 2003, received non-elective contributions from Terra of 3.2% of eligible earnings. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2003 or 2002. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $142,238 and $21,366 in 2003 and 2002, respectively.

Maximum Contributions Per Participant – The sum of a participant’s contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation, excluding bonuses, less any pretax contributions made by the participant. Eligible compensation was limited to $200,000 in 2003 and 2002.

Vesting – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

Participant Loans – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2003, interest rates on outstanding loans ranged from 6.25% to 13.00%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements have been prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission’s instructions for Form 11-K.

Investment Valuation and Income Recognition – Investments are stated at fair value, which is determined, in the case of Terra Industries Inc.’s Common Stock Fund, from the latest available market quotations for shares held and, in the case of investments in mutual funds, at quoted market net asset value of shares held. Participant loans are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade-date basis.

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Benefits Payable – The Plan’s policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2003 and 2002.

Administrative Expenses – Administrative expenses are comprised of charges relating to routine services provided by the Plan’s trustee and recordkeeping agent and fees associated with the annual audit of the Plan’s financial statements. Administrative expenses are allocated to the investment funds based upon the fair value of each fund’s investment relative to the total fair value of all investment funds to which expenses are allocated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

C.	PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time subject to the provisions of ERISA. Upon termination, a participant’s entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

D.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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E.	INVESTMENTS

The Plan’s investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2003	2002
Investments at Fair Value as Determined by Quoted Market Price
Terra Industries Inc. Common Stock Fund*	$11,408,893	$6,335,533

Mutual Funds:
Wells Fargo Stable Return Fund	7,692,047	8,118,253
PIMCO Total Return Fund	3,655,792	3,347,168
Van Kampen American Common Stock Fund	7,577,558	5,818,849
Wells Fargo Large Company Growth Fund - Institutional Class	14,105,242	11,688,606
MFS Mid-Cap Growth Fund - A	7,893,007	5,398,614

Loans to participants	2,565,280	2,462,933

During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $15,079,020 and $(16,373,075), respectively, as follows:

	December 31,
	2003	2002
Net appreciation (depreciation) in fair value of investments:
Mutual Funds	$8,625,512	$(9,795,200)
Terra Industries Common Stock Fund*	6,453,508	(6,577,875)

Net appreciation (depreciation) in fair value of investments	$15,079,020	$(16,373,075)

*	Includes employer directed and participant directed investments.

F.	RELATED PARTY TRANSACTIONS

Plan investments include the Terra Industries Inc. Common Stock Fund which holds 3,370,978 shares of Terra Industries Inc. Common Stock with a fair market value of $11,157,937 and cash of $250,956 at December 31, 2003. Plan investments include the Terra Industries Inc. Common Stock Fund which holds 3,891,483 shares of Terra Industries Inc. Common Stock with a fair market value of $5,953,969 and cash of $381,564 at December 31, 2002. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as related party transactions.

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G.	SUBSEQUENT EVENT

On March 31, 2004, Terra Industries announced its plans to discontinue production of its Blytheville, Arkansas nitrogen products manufacturing facility on May 31, 2004, and to then prepare the production plants for permanent closure. On May 27, 2004, the Terra Industries Inc. Employee Benefit Plans Committee passed an amendment to the Plan to fully vest plan participants who are being terminated as a result of the closing of the Blytheville production plants. The amendment also fully vests participants who were terminated as the result of the 2003 layoff at the Blytheville production plants.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

PN 333

EIN #52-1145429

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2003

Column B	Column C	Column D	Column E
Identity of issue, borrower, lessor or similar party	Description of investment including collateral, rate of interest, maturity date, par or maturity value	Cost	Current Value

*Wells Fargo Stable Return Fund	226,542 shares	$7,582,104	$7,962,047
PIMCO Total Return Fund	341,344 shares	3,693,743	3,655,792
*Wells Fargo TPM Balanced Account	581,824 shares	1,947,553	2,449,324
Van Kampen American Common Stock Fund	475,082 shares	5,821,747	7,577,558
*Wells Fargo Index Fund Institutional Class	14,818 shares	556,547	661,197
*Wells Fargo Large Company Growth Fund - Institutional Class	311,580 shares	11,098,738	14,105,242
Lord Abbett Mid-Cap Value	77,618 shares	1,233,642	1,461,543
MFS Mid-Cap Growth Fund - A	1,010,628 shares	5,956,075	7,893,007
*Wells Fargo Small Cap Opportunities Fund - Institutional Class	46,725 shares	1,248,388	1,408,771
Templeton Funds Inc. - Foreign Fund - Class A	183,884 shares	1,621,430	1,956,525
*Terra Industries Inc. Common Stock Fund	3,370,978 shares	14,079,068	11,408,893

Other Investments:
*Loans to Participants	Principal balance of $2,565,280 bearing interest rates ranging from 6.25% to 13.00% and maturing from January 2004 to August 2032		2,565,280

			$63,105,179

*	Party-In-Interest

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-46734 of Terra Industries Inc. on Form S-8 of our report dated June 25, 2004 appearing in this Annual Report on Form 11-K of the Terra Industries Inc. Employees’ Savings and Investment Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 25, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Date: June 28, 2004	By:	/s/ FRANCIS G. MEYER
Francis G. Meyer, Senior Vice President
and Chief Financial Officer

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